SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)   February 4, 2004

ARCHSTONE-SMITH TRUST
(Exact Name of Registrant as Specified in its Charter)

Maryland
(State or Other Jurisdiction of Incorporation)

1-16755	84-1592064
(Commission File Number)	*(I.R.S. Employer Identification No.)*

9200 E. Panorama Circle, Suite 400, Englewood, CO	80112
(Address of Principal Executive Offices)	*(Zip Code)*

(303) 708-5959
(Registrant's Telephone Number, Including Area Code)

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements of Business Acquired
        None.

(b)   Pro Forma Financial Statements
        None.

(c)   Exhibits
        Exhibit 99.1 Presentation Materials, including notes

ITEM 9. REGULATION FD DISCLOSURE

The Archstone-Smith Trust ("Archstone-Smith") is furnishing under Item 9 of this Current Report on Form 8-K the information included as Exhibit 99.1 to this report. Exhibit 99.1 includes information that the Archstone-Smith will present to current and prospective investors and analysts who may be interested in the Archstone-Smith and its business. Archstone-Smith first presented this information to these persons on February 4, 2004. Note: The information in this report (including the exhibits) is furnished pursuant to Item 9 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section or of section 11 of the Securities Act of 1933 and shall not be deemed incorporated by reference into any registration statement filed under the securities act of 1933. This report will not be deemed an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD. 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ARCHSTONE-SMITH TRUST

BY: /S/ CHARLES E. MUELLER, JR.
        Charles E. Mueller, Jr. Executive Vice President and
        Chief Financial Officer (Principal Financial Officer)

Date: February 4, 2004

Archstone-Smith

February 2004

Archstone-Smith Profile

Apartment communities [1]	250
Apartment units [1]	88,000
Equity market capitalization	$ 6.0 billion
Total market capitalization	$ 9.9 billion
Forbes 500 Ranking	348
Fortune 1000 Ranking	994

(1)   Includes operating units, units under construction, and units the Company has a direct ownership in as of December 31, 2003.

Apartments as investments

Real estate fundamentals provide stability and growth

- High margin business

- Stable cash flows

  o Same-store net operating income down only 4.2% since Q1 2002

- Dividend provides current income

- Stock valuation backed by real assets

- Favorable demographics

Very favorable demographic trends
  Principal rental age group will begin to increase significantly

[The following table was depicted as a line graph in the presentation. The figures for each year represent the U.S. population ages 20-29 (in millions).]

1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996
42.637	42.049	41.394	40.818	40.371	39.869	39.187	38.355	37.496	36.887	36.441

1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
36.308	36.253	36.235	36.33	36.387	36.775	37.339	37.884	38.459	39.075	39.544

2008	2009	2010	2011	2012	2013	2014
40.028	40.504	40.947	41.415	41.773	42.036	42.321

Source: American Council of Life Insurers

Apartments Outperform Other Real Estate Product Types

[The following information was depicted as a bar chart in the presentation]

5-year Average Occupancy Rate

Apartment – 95.1%
Retail – 93.4%
Industrial – 90.1%
Office – 87.4%

5-year Average Change in Effective Rent

Apartment – 3.0%
Retail – 2.4%
Industrial – 0.6%
Office – (0.7%)

Source: REIS

Archstone-Smith's Investment Strategy
  Invest for long-term value creation, not short-term accretion

- Focus on protected markets:
    - Difficult to build / entitle new housing
    - Expensive single family homes
    - Diverse economic base with strong population and job growth potential

Irreplaceable Portfolio
Concentrated in Protected Markets

[The following information was depicted on a United States map]

Washington DC Area	40.0%
Southern California	15.0%
San Francisco Bay Area	10.0%
Chicago	8.0%
Boston	5.0%
Southeast Florida............................	4.0%
Seattle...	3.0%
Greater NYC Metro Area................	3.0%

Based on net operating income for the three months ended December 31, 2003.

Single-family Homeownership Rates – Last 5 years
  ## Significantly lower in Archstone-Smith's core markets

[The following table was depicted as a line graph in the presentation. The figures for each quarter represent the percentage of homeownership.]

ASN Core Markets

Q197	58.8%
Q297	58.9%
Q397	59.0%
Q497	59.2%
1Q98	59.2%
2Q98	59.3%
3Q98	59.3%
4Q98	59.3%
1Q99	59.3%
2Q99	59.3%
3Q99	59.4%
4Q99	59.5%
1Q00	59.7%
2Q00	60.0%
3Q00	60.3%
4Q00	60.8%
1Q01	61.2%
2Q01	61.6%
3Q01	61.8%
4Q01	61.9%
1Q02	61.8%
2Q02	61.3%
3Q02	60.5%
4Q02	59.2%

National

Q197	65.5%
Q297	65.8%
Q397	65.5%
Q497	65.7%
1Q98	66.0%
2Q98	66.1%
3Q98	65.8%
4Q98	66.5%
1Q99	66.8%
2Q99	66.7%
3Q99	66.4%
4Q99	66.9%
1Q00	67.2%
2Q00	67.3%
3Q00	67.0%
4Q00	67.5%
1Q01	67.6%
2Q01	67.9%
3Q01	67.5%
4Q01	68.0%
1Q02	67.9%
2Q02	67.8%
3Q02	67.4%
4Q02	68.3%

Source: Bureau of Census

Protected Markets Offer Stability
  Lowest occupancy levels 1983 – 2003 [1]

[The following information was depicted as a bar chart in the presentation]

Protected	
Boston	95.2%
Bay Area	94.9%
Washington DC	94.5%
LA County	93.8%
San Diego	92.5%

[The following information was depicted as a bar chart in the presentation]

Non-Protected	
Atlanta	88.7%
Denver	87.1%
Phoenix	84.3%
Dallas	83.5%
Houston	81.6%

(1) Source: REIS Data

Protected Markets Produce Superior Growth
  Growth in ASN's same-store NOI by market[1]

[The following information was depicted as a bar chart in the presentation]

Southern California	33.5%
Washington DC	22.9%
San Francisco Bay Area	10.4%
Atlanta	(7.2%)
Denver	(13.2%)
Dallas	(14.2%)

(1) Percent increase in NOI from 1998 - 2003

Washington D.C. – 40% of our portfolio
  Local economy fueled by stability of the federal government

This slide shows a map with all of our garden and high-rise communities in the greater Washington DC metropolitan area and an aerial map illustrating the location of the high-rise properties in the Crystal City area.

We make it easy for people to do business with us
  Relentless focus on customer service and leveraging technology

- LRO
- Satisfaction Guarantees
- SafeRent
- Web-based community management system
- Online leasing
- Resident-only websites
- Instant refunds

Archstone-Smith
Strong balance sheet and financial flexibility

- Strong investment grade ratings
  - S&P   BBB+
  - Moody's   Baa1
  - Fitch   BBB+
- Low leverage: 42% debt to undepreciated book capitalization
- Over $940 million of liquidity as of today
- Ongoing commitment to active capital recycling program

All data as of December 31, 2003, except where noted otherwise

Archstone-Smith
  Deep and experienced management team

R. Scot Sellers	Chairman and Chief Executive Officer	22 years of Industry Experience
J. Lindsay Freeman	Chief Operating Officer	33 years of Industry Experience
Charles E. Mueller, Jr.	Chief Financial Officer	9 years of Industry Experience
Dana K. Hamilton	Executive Vice President – National Operations	9 years of Industry Experience
Caroline Brower	Secretary and General Counsel	21 years of Industry Experience
James Rosenberg	President – Charles E. Smith Residential	20 years of Industry Experience
Alfred G. Neely	Chief Development Officer	32 years of Industry Experience
Daniel E. Amedro	Chief Information Officer	29 years of Industry Experience

Stable and growing dividend

[The following information was depicted as a line graph in the presentation]

Common share dividend per share in 1992:	$0.70
Common share dividend per share in 1993:	$0.82
Common share dividend per share in 1994:	$1.00
Common share dividend per share in 1995:	$1.15
Common share dividend per share in 1996:	$1.24
Common share dividend per share in 1997:	$1.30
Common share dividend per share in 1998:	$1.39
Common share dividend per share in 1999:	$1.48
Common share dividend per share in 2000:	$1.54
Common share dividend per share in 2001:	$1.64
Common share dividend per share in 2002:	$1.70
Common share dividend per share in 2003:	$1.71
Common share dividend per share in 2004:	$1.72

- Provides current income
- Current yield: 6.3%
- 12 consecutive years of dividend increases
- 113 consecutive quarterly dividends paid
- 169% increase in dividend since 1991

Growth and stability enhance long term returns

Five-year average annual total return[1]

[The following information was depicted as a bar chart in the presentation]

ASN	14.1%
RMS[2]	14.1%
DJIA	4.6%
S & P 500	(0.6%)
NASDAQ	(1.5%)

(1) Bloomberg January 1, 1999 – December 31, 2003
(2) Morgan Stanley REIT Index